UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated April 1, 2010
Commission file number 001-15254
ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•    Press Release dated March 31, 2010.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: April 1, 2010	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

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NEWS RELEASE
Enbridge and RES Canada team up on 99 MW Greenwich Wind
Energy Project
CALGARY, ALBERTA and MONTREAL, QUEBEC — (March 31, 2010) — Enbridge Inc. (TSX, NYSE: ENB) and Renewable Energy Systems Canada Inc. (RES Canada), an affiliate of RES Americas, announced today that they have entered into an agreement to construct and own a 99-megawatt (MW) wind energy project on the northern shore of Lake Superior, in Ontario, in which Enbridge has a majority interest. The project — called the Greenwich Wind Energy Project — is a limited partnership that is jointly owned by Enbridge and RES Canada. RES Canada will construct the project under contract to the partnership. Investment in the project by both parties is approximately $275 million.
The project complements Enbridge’s growing portfolio of green energy assets that include interests in wind, solar, hybrid fuel cells and waste heat recovery facilities. At 99 MW, it brings the Company’s total generating capacity (in operation and under construction) to more than 560 MW — enough to meet the energy needs of approximately 180,000 homes.
“We’re delighted to again partner with RES Canada in developing this project,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “Our investments in renewable energy align very well with our objective to profitably grow our energy infrastructure business and to deliver superior returns to shareholders. With the Greenwich Wind Energy Project, we will have interests in seven renewable power facilities, four of which are in Ontario — our Greenwich, Talbot and Ontario wind projects, and our Sarnia Solar Project. Clearly, Enbridge, Ontarians and all Canadians are benefitting from the Government of Ontario’s leadership and vision in supporting renewable energy investment in the Province.”
“In addition to boosting our bottom line, renewable investments support our standing as a leading environmentally sustainable company,” Mr. Daniel added. “This project represents a significant step in reaching our goal of generating a kilowatt of renewable energy for every kilowatt our operations consume.”
RES Americas is a world-leading, fully-integrated renewable energy player in development, engineering, procurement and construction, and operating services. RES Americas has over 4,100 MW in construction projects, representing approximately 10 per cent of the U.S. wind energy capacity to date. Its affiliate, RES Canada, has been active since 2003, and brings RES’ 28 years of wind experience to the Canadian wind industry.

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”RES Canada is pleased to participate in the further expansion of our successful partnership with Enbridge in Canada. The Greenwich project comes on the heels of a similar, successful collaboration — the Talbot Wind Energy Project — and increases the vast benefits that renewable wind energy will bring to the region,” said Craig Mataczynski, President of RES Canada. “We are committed to developing and constructing innovative renewable energy projects in Canada to create a more sustainable future.”
The Greenwich Wind Energy Project, is expected to reach substantial completion in late 2011 and produce enough clean wind energy to power 33,000 average Canadian homes. It will comprise 43 Siemens SWT-2.3-101 MW wind turbines and, under the terms of the agreement, will be constructed by RES Canada under a fixed price, turnkey, engineering, procurement and construction agreement. Siemens will provide operations and maintenance services for the wind turbines under a five-year, fixed-price agreement. The project will deliver energy to the Ontario Power Authority under a Renewable Energy Supply (RES) III 20-year power purchase agreement.
The Greenwich Wind Energy Project marks RES Canada’s third fully integrated Canadian wind energy project to be both developed and constructed by RES Canada. Enbridge and RES Canada expect the project will create an estimated 300 construction jobs. It will also generate revenue for businesses in the region in that Enbridge and RES Canada will spend up to $50 million in additional capital costs and more than $7 million a year in operating expenditures. The Municipality will also benefit in that it will receive approximately $72,000 in tax payments each year.
Greenwich Wind Energy Project at a glance:
Capacity peak: approx. 99 MW
Turbines: 43 Siemens SWT-2.3-101 MW wind turbines
Annual yield: approximately 300,000 MWh (corresponding to the annual consumption of around 33,000 households)
CO2 saving: approx. 106,600 tonnes per year
About Enbridge
 Enbridge Inc., a Canadian company, is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. and was named one of Canada’s Ten Best Places to Work in 2009. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com
About RES Canada and RES Americas:
 Renewable Energy Systems Canada Inc. (RES Canada) was founded in 2003 and is based in Montreal, Québec. RES Canada is active with the development and construction services in most Canadian provinces. It is also a member of the ‘Saint-Laurent Energies’ consortium which won 954 MW in the Hydro-Québec 2000 MW tender in 2008. RES Canada is both a co-owner of these Québec projects and in charge of construction.

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Renewable Energy Systems Americas Inc. (RES Americas) is a fully-integrated renewable energy company that develops, constructs, owns, and operates projects across the United States (US), Canada, Mexico and the Caribbean. RES Americas has more than 4,100 MW of construction projects, which represent approximately 10% of the operating installed wind capacity in the US, and has over 12,500 MW in development. RES Americas’ corporate office is located in Broomfield, CO with regional offices located in Austin, TX, Portland, OR, and Minneapolis, MN.
For more information, please visit www.res-americas.com.

For Enbridge Investors
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.

MaryAnn Kenney	Vern Yu
Media	Investment Community
(403) 508-6563 or Toll Free: 1-888-992-0997	(403) 231-3946
Email: maryann.kenney@enbridge.com	Email: vern.yu@enbridge.com
Website: www.enbridge.com
Renewable Energy Systems Canada Inc. (RES Canada)
Raheleh Folkerts
(303) 439-4200, raheleh.folkerts@res-americas.com
or
Peter Clibbon
(514) 525-2113, peter.clibbon@res-americas.com
Website: www.res-americas.com

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